FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, June 22, 2010

FAIRFAX COMPLETES $275 MILLION SENIOR NOTES OFFERING

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has completed its previously announced offering of $275 million in aggregate principal amount of 7.25% Senior Notes due 2020.  Net proceeds of the issue, after commissions and expenses of the issue, are approximately $273 million.

The Senior Notes were offered through a syndicate of dealers led by BMO Capital Markets, CIBC World Markets Inc. and RBC Capital Markets, that included Scotia Capital, TD Securities, National Bank Financial, Bank of America Merrill Lynch, Citi Global Markets Canada Inc., Cormark Securities, GMP Securities, HSBC Securities, Desjardins Securities and Canaccord Genuity Corp.

The notes are unsecured obligations of Fairfax and pay a fixed rate of interest of 7.25 per cent per annum. Fairfax intends to use the net proceeds of the offering to augment its cash position, increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time and for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                                                      John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946